Filed by:  Kratos Defense & Security Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act 1934

Subject Company:  SYS

Commission File No.: 001-32397

The following is a transcript of the Kratos Defense & Security Solutions, Inc. company webcast and conference call held on February 21, 2008 regarding topics related to the merger with SYS Technologies.

Female:                                                        Please stand by we’re about to begin.  Ladies and gentlemen, thank you for standing by.  Welcome to the Kratos Defense and Security Solutions company update conference call.  Your speakers for today are Mr. Eric DeMarco, President and Chief Executive Officer.  Ms. Deanna Lund, Senior Vice President and Chief Financial Officer and Mr. Michael Baehr, Vice President of Corporate Communications and Investor Relations.  At this time all participants are in a listen only mode.  As a reminder, this call is being recorded today, February 21, 2008.  I will now turn the conference over to Michael Baehr who will read the company’s warning regarding forward-looking statements.  Please go ahead, Mr. Baehr.

Baehr:                                                              Thank you.  Good afternoon.  And thank you for joining us for this conference call today.  With me today are Eric DeMarco, Kratos’ President and Chief Executive Officer and Deanna Lund, Kratos’ Senior Vice President and Chief Financial Officer.  Before we begin the substance of this call, I’d like to make some brief introductory comments.  Earlier today we issued a press release which outlines the topics we plan to discuss today.  If anyone has not yet seen a copy of this press release, it is available on the Kratos corporate website at kratosdefense.com.  Additionally, I’d like to remind our listeners that this conference call is open to the media and we are providing a simultaneous webcast of this call for the public.  A replay of our discussion will be available on the company’s website later today.  During this call we will discuss some factors that are likely to influence our business going forward.  These forward-looking statements may include comments about our plans and expectations of future performance.  These plans and expectations are subject to risks and uncertainties which could cause actual results to differ materially from those suggested by our forward-looking statement.  We encourage all of our listeners to review our SEC filing, including our most recent 10Q and 10K and any of our other SEC filings for a more complete description of these risks.  A partial list of these important risk factors is included at the end of the press release we issued today.  As always, we undertake no obligation to revise or update publicly any forward-looking statement for any reason.

In today’s call, Mr. DeMarco will discuss topics related to the merger with SYS Technologies.  Ms. Lund is on hand to provide additional information related to the financial aspects associated with this transaction.  I would like to remind our listeners that Kratos has not yet closed the fourth quarter in fiscal year 2007 financial reporting activities and therefore we are unable at this time to disclose any financial information pertaining to those periods.  We will be holding a fourth quarter and fiscal 2007 earnings conference call in March.  I would also like to remind everyone that in connection with the proposed transaction, Kratos and SYS plan to file with the SEC a registration statement on Form S4 containing a joint proxy statement prospectus and each of Kratos and SYS plans to file with the SEC other documents regarding the proposed transaction.  Upon approval, the definitive joint proxy statement prospectus will be mailed to stockholders of Kratos and SYS.  We currently expect that filing to occur in late March and, depending on the timing of the S4 being declared effective by the SEC, we currently expect this transaction to close towards the end of calendar second quarter.  I will now turn the call over to Mr. DeMarco.

DeMarco:                                           Thank you, Michael.  As you saw in our press release earlier today, Kratos has agreed to merge with SYS Technologies in a stock-for-stock transaction.  SYS, similar to Kratos, is based here in San Diego and they have offices in seven locations throughout the United States.  The SYS business is very complementary to the Kratos business with SYS being focused in many of the same areas that the Kratos strategy is focused on.  These include command and control systems, intelligence, surveillance and reconnaissance, information connectivity including for security purposes and IT and public safety solutions.  The combined company will have a significant portfolio of contract vehicles.  The vast majority of which are full and open in nature with the federal government and other customers, have performance qualifications in key strategic areas which Kratos has focused on areas where Kratos intends on bidding as the prime contractor in the future, customer and customer relationships and approximately 2,000 employees, the majority of which hold security clearances.

Specifically on the customer side, the SYS client base both expands and deepens Kratos’ customer breadth with key organizations such as the Space and Naval Warfare System Center or SPAWAR, the Naval Sea Systems Command or NAVSEA, the Naval Air Systems Command NAVAIR, the Defense Advanced Research Project Agency or DARPA, NASA, the Missile Defense Agency, the Department of Homeland Security, and certain other federal agencies including three letter agencies.  Geographically this transaction both expands and enhances Kratos’ presence in the following locations:  Colorado Springs, San Diego, Washington D.C., Northern Virginia and the beltway area and China Lake, California.  Specifically related to San Diego and California, which has been a BRAC recipient location, Kratos will be significantly increasing its presence to approximately 425 employees.  Additionally, over the next year, as part of our integration plan, we will be consolidating several Kratos and SYS facilities including four or five in San Diego alone which should result in considerable cost savings for the combined company going forward.

In addition to the clear business synergies I just mentioned, an additional key element of this merger, an ultimate benefit for our shareholders, are these cost savings and true operational synergies we expect to realize.  Obviously both Kratos and SYS are two smaller publicly traded companies.  Accordingly, both Kratos and SYS have a certain significant amount of required fixed public company related costs.  Certain of these costs include filing fees with the SEC, stock exchange costs, investor relations costs, public relations costs, audit and tax fees, Sarbanes-Oxley compliance costs, directors’ fees, certain insurance costs, and IT infrastructure-related costs.  An absolute key opportunity in a public company merger such as this is in the area of significantly reducing or eliminating an entire set of the costs like the ones I just mentioned.  This is one of the key areas where we hope to achieve leverage on the combined companies’ SGNA and obtain higher EBITDA margins once the integration process is complete.  Deanna will talk about the integration process more in a moment.

Also, in a merger such as this, business development is another very important consideration as internal growth is a metric that is critical to the successful execution of our strategy.  As I routinely talk to investors in investor discussions, with small business and other set aside-type contracts are on one end of the contracting spectrum and the bundling of and larger contracts being issued on the other end of the scale, getting bigger is a key to success in this industry.  Getting bigger is directly related to one organization having adequate resources including qualified employees, employees with security clearances, past performance qualifications and scale critical mass and credibility to bid on and win larger government procurements.  This is what we have to do.  This is one reason why mid-tier companies in the federal government space, like Kratos, either acquire or they become acquired or potentially they languish.  Accordingly, directly related to a merger is successfully pulling together, integrating and utilizing the combined resources of the corporation in order to successfully pursue in the prime contracting position, large contract opportunities that the independent entities could not have successfully pursued on their own previously.  This is one of the primary reasons for the execution of this transaction.

Cliff Cooke, SYS’ CEO, who I have known for many, many years and who is recognized in the industry for his success in building federal government security information technology and security business in the public safety area throughout his career, will head up the following areas for Kratos:  corporate development, strategic business development, strategy and the integration of our business development resources to go after larger procurements.  This is one of the most exciting areas of this transaction for me personally.  When Cliff joined SYS six years ago, SYS was approximately $15 million in revenue.  Today SYS is approximately $75 million in revenue with focus on military C5ISR systems, network centric warfare, information technology and public safety and security.  With the critical mass that Kratos will have after the merger with SYS closes and after the integration process is complete and with Cliff leading our strategic and corporate development initiatives, I believe that we are positioning Kratos for solid organic growth going forward.  I will now turn the call over to Deanna who will provide more detailed financial information related to this announcement.

Lund:                                                                 Thank you, Eric.  Good afternoon.  In this stock-for-stock merger transaction we announced today, based on the closing prices on February 15, 2008, each year of SYS stock will be exchanged for 1.2582 Kratos shares.  The transaction has an approximate total equity value of approximately $52.9 million as calculated utilizing SYS’ estimated fully diluted shares outstanding of approximately 20.1 million shares using the treasury stock method.  When considering SYS’ expected subordinated convertible notes at closing of approximately 3.1 million, the estimated enterprise value of the transaction is approximately $56 million.  The transaction has been structured as a reverse triangular merger and is intended to qualify as a tax-free reorganization.  As a result of the transaction, SYS will become a subsidiary of Kratos and all outstanding shares of SYS capital stock will be exchanged for Kratos shares.  The transaction is subject to a shareholder vote and shareholders holding approximately 9% of the voting stock of SYS have entered into voting agreement in support of the transaction and stockholders holding approximately 11% of the voting stock of Kratos have entered in a voting agreement in support of the transaction.

As Eric previously mentioned, this is the merger of two publicly-traded companies and we are expecting to realize significant cost savings and synergies to result from a successful integration process.  We currently expect this transaction to close in the second quarter.  As a result of the significant amount of duplicative public company-related and other costs between the two companies, and after taking into consideration the timing limitations posed by Sarbanes-Oxley requirements, and facility lease commitments, we expect this integration process to run at least through the end of the first quarter of next year.  However, once these integration efforts have been completed on a pro forma EBITDA basis, we expect this transaction to contribute approximately six to seven million to Kratos.  Accordingly, the transaction will be significantly de-leveraging to Kratos which will not only reduce our borrowing costs, but will position the company to successfully execute its strategy going forward.  It is also important for me to note at this time another very fateful recent event for Kratos.  As you know, on December 31, 2007, Kratos closed an $85 million credit facility in conjunction with our acquisition of Haverstick Consulting.  The borrowing rates under the facility are Libor-based.  At the time of the closing of this credit facility, Libor was approximately 5.3%.  I am very happy to report that just last week, as a result of the recent reduction in interest rates, Kratos was able to execute an interest rate swap locking in Libor at approximately 3.2% for the next three years on the majority of our facility.  The swap has effectively reduced our cost of borrowing on our credit facility by over 200 basis points which will result in annual savings of approximately $1.5 million to Kratos in borrowing costs over the swap period which is clearly significant to virtually every financial metric we have.

Accordingly, we believe the combination of the pro forma SYS EBITDA, after all integration processes have been complete, plus the reduction in Libor and the interest rate swap, will have a favorable effect on our profitability in the future.  On a pro forma combined basis, we are projecting an annualized Kratos revenue run rate of approximately $400 million for 2009.  Additionally, after the completion of the Haverstick integration, which we acquired at the end of last year and which is well underway, and after the SYS integration is complete, we believe that Kratos’ EBITDA margins will be well within those of our comparative peer group.  As we have stated before, our primary earning financial metric, as we build Kratos and execute our strategy, will be operational EBITDA.  One of the primary reasons for this is directly related to our stated strategy itself, which is to build this business through organic means and acquisition.  Today, 100% of Kratos has been acquired since 2003 and the vast majority of our company has been acquired since 2004.  Accordingly, Kratos has a significant amount of amortization from purchase intangibles resulting from this acquisition strategy and the application of FASB No. 141.

Additionally, with the revision to FASB 141(R) becoming effective in January of 2009, which among other things will call for certain direct transaction costs like legal, accounting and investment banker fees to be expensed rather than capitalized as part of good will as they are today, we believe that pro forma operational EBITDA is a more a meaningful financial metric for Kratos.  From a Kratos capitalization structure standpoint, we expect the following profile:  the estimated Kratos outstanding shares today, assuming that all the Haverstick holdback shares of approximately three million are issued, is a total of 83 million.  Based on today’s SYS stock price, the estimated Kratos outstanding shares after the SYS transaction closed is estimated at approximately 108 million.  The pro forma estimated ownership after the transaction closes is approximately 77% Kratos and approximately 23% SYS which includes the Haverstick holdback shares of three million.  The estimated Kratos and SYS combined debt after the transaction close is approximately $83 million.  The combined company will also have over $100 million in net operating losses or NOL carryforwards for income tax purposes which go through the year 2020 subject to certain annual limitations which are estimated to shield taxable income and improve overall cash flow.

Before I turn the call back over to Eric I want to pass an additional piece of good news for Kratos that just occurred which some of you may have seen.  Just last Friday the Securities and Exchange Commission settled its enforcement action with Vencent Donlan, Wireless Facilities former stock option administrator for fraudulently stealing stock options and stock from WFI in 2002 and 2003.  As a result of this settlement, approximately $2.5 to $3 million in assets resulting from theft are expected to be released to Kratos shortly.  The assets include property and securities which once received by Kratos, we intend to sell.  Once we have sold those assets that Donlan fraudulently obtained, the funds from this sale will be reinvested in the company.  I will now turn the call back over to Eric for his final remarks.

DeMarco:                                           Thank you, Deanna.  In closing, I would like to conclude with the following:  the merger by Kratos with SYS is clearly another significant step for this company and the execution of our stated strategy.  Our strategy is to build through organic and acquired growth, one of the premier federal government public safety, security and information connectivity providers to national defense, Homeland Security and other government and commercial customers.  Once the merger is closed and we conclude 2008, we expect that Kratos will be a business of approximately $400 million in annualized revenue focused on legacy weapons systems like cycle extension, C5ISR, weapons and targets range technical services and operations, public safety and security and information connectivity and technology solutions.  We intend on growing this company top line organically, 5% to 10% per year, and an additional 15% to 20% per year through acquisition, for combined estimated top line growth rate of approximately 20% to 25% annually.  We will strive to achieve, with leverage on our fixed SGNA infrastructure, increases in EBITDA rates as well.  We plan on utilizing our free cash flow to both grow the business and pay down our debt, and we are doing everything we can to close off and resolve any and all WFI-related legacy issues as soon as we possibly can.  And we expect most of these to be resolved by the end of Q1 with certain prior legal matters taking longer to resolve.

We are going to focus on successfully integrating both Haverstick and once closed, SYS, and drive the maximum amount of synergies which we discussed on this call from these transactions in order to improve profitability and grow the business.  We believe that we have accomplished quite a bit, but it goes without saying, we still have a lot left to do.  We are committed to executing the strategic plan as approved by our board of directors.  We will be telling you more about our progress on this transaction when we close the fourth quarter and conduct our next call in the next few weeks.  We would now like to open up the call for any questions you may have related to the SYS merger or anything else that we discussed on this call today.

Female:                                                        Thank you.  If you would like to ask a question today, please press star one on your telephone keypads at this time.  If you are using a speakerphone please make sure that your mute function is turned off to allow your signal to reach our equipment, or pick up your handset before pressing star one.  If you found your question has been answered you may remove yourself from the queue by pressing the pound key.  Once again that’s star one at this time for questions.  We’ll pause for just a moment.  Again that’s star one at this time for any questions.  And again we’ll pause.  We’ll take our first question from Ronald Geffen from Burnham.

Ronald:                                                       Yeah, I have a question on the activity of SYS in Colorado Springs.  How much of their business comes from there?  How do you see that working into your plans?  I know that was an area that you guys really wanted to get into.

DeMarco:                                           That’s right, Ronnie.  It’s a, it’s a small part of their business today and it’s, as you may know, we have a small contingency there as well.  Part of our strategic plan is to clearly grow the business in the Colorado area both organically and through acquisition.  Combine their resources with our resources, we’re going to get a little more critical mass so we can do a little bit more there organically.  We’re going to continue in the future to look for opportunities to expand our presence there.  It’s something we believe strategically we need to do.

Ronald:                                                       Alright and, where do you see the margins on a combined basis going forward?  About 8%, 9%?

DeMarco:                                           Right.  Ronnie, what we like to do is, as you know, we’re not, we haven’t started giving guidance and so we just like to point to the peer group, which is very similar to ours, companies like MCIT etc. where we’re striving to get this business.

Ronald:                                                       Alright.  Thank you.

Female:                                                        And again as a reminder that’s star one to ask a question at this time and as a final opportunity please press star one if you’d like to ask a question.

DeMarco:                                           Very good.  Thank you very much for joining us on such short notice today and we’ll be speaking with you in a few weeks on the fourth quarter of ‘07.

Female:                                                        Again, that does conclude our conference.  We thank you for joining us.